FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 15, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	Aerco Limited Monthly Report to Noteholders for August 2003.

24.	Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AerCo Limited (Registrant)

Date: August 15, 2003	By:	/s/ Adrian Robinson

Name: Adrian Robinson
Title: Director

Item 1

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Month	August-03
Payment Date	15th of each month
Convention	Modified Following Business Day
Current Payment Date	15-Aug-03
Current Calculation Date	11-Aug-03
Previous Payment Date	15-Jul-03
Previous Calculation Date	9-Jul-03

1. Account Activity Summary between Calculation Dates

	Prior			Balance on
	Balance			Calculation Date
	9-Jul-03	Deposits	Withdrawals	11-Aug-03

Expense Account	1,340,920.32	3,661,204.63	(1,513,230.14)	3,488,894.81
Collection Account	94,586,307.48	13,334,353.93	(13,687,286.48)	94,233,374.93
Aircraft Purchase Account	—	—	—	—
- Liquidity Reserve cash balance	80,899,021.00		—	80,899,021.00

Total	95,927,227.80	16,995,558.56	(15,200,516.62)	97,722,269.74

2. Analysis of Aircraft Purchase Account Activity

Opening Balance on Previous Calculation Date	—
Interest Income	—
Aircraft Purchase Payments	—
Economic Swap Payments	—

Balance on Current Calculation Date	—

3. Analysis of Expense Account Activity

Opening Balance on Previous Calculation Date	1,340,920.32
Transfer from Collection Account on previous Payment Date	3,659,079.68
Permitted Aircraft Accrual	—
Interim Transfer from Collection Account	—
Interest Income	2,124.95
Balance on current Calculation Date
- Payments on previous payment date	(502,730.79)
- Interim payments	(1,010,499.35)
- Other

Balance on Current Calculation Date	3,488,894.81

4. Analysis of Collection Account Activity

Opening Balance on Previous Calculation Date	94,586,307.48
Collections during period	13,334,353.93
Transfer to Expense Account on previous Payment Date
- Required Expense Amount	(3,659,079.68)
- Permitted Aircraft Modifications	—
Interim Transfer to Expense Account	—
Gross Swap payments on previous Payment Date	(3,205,401.83)
Aggregate Note Payments on previous Payment Date	(6,822,804.97)

Balance on Current Calculation Date	94,233,374.93

Analysis of Liquidity Reserve Amount
First Collection Account Reserve	30,000,000.00
Second Collection Account Reserve	35,000,000.00
Cash Held
- Security Deposits	15,899,021.00

Liquidity Reserve Amount	80,899,021.00

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

AERCO LIMITED

Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	15-Aug-03
Current Calculation Date	11-Aug-03
Previous Payment Date	15-Jul-03
Previous Calculation Date	9-Jul-03

Balance in Collection and Expense Account	97,722,269.74
Liquidity Reserve Amount	(80,899,021.00)

Available Collections	16,823,248.74

4. Analysis of Collection Account Activity (Continued)

Analysis of Current Payment Date Distributions

(I)	Total Required Expense Amount	5,000,000.00
(II) a)	Class A Interest but excluding Step-up	1,065,634.73
b)	Swap Payments other than subordinated swap payments	3,468,640.32
(iii)	First Collection Account top-up (Minimum liquidity reserve $30 m)	30,000,000.00
(iv)	Class A Minimum principal payment	—
(v)	Class B Interest	211,509.91
(vi)	Class B Minimum principal payment	669,860.48
(vii)	Class C Interest	374,208.46
(viii)	Class C Minimum principal payment	—
(ix)	Class D Interest	708,333.33
(x)	Class D Minimum principal payment	—
(xi)	Second collection account top-up	50,899,021.00
(xii)	Class A Scheduled principal	5,325,061.50
(xiii)	Class B Scheduled principal	—
(xiv)	Class C Scheduled principal	—
(xv)	Class D Scheduled principal	—
(xvi)	Permitted accruals for Modifications	—
(xvii)	Step-up interest	—
(xviii)	Class A Supplemental principal	—
(xix)	Class E Primary Interest	—
(xx)	Class B Supplemental principal	—
(xxi)	Class A Outstanding Principal	—
(xxii)	Class B Outstanding Principal	—
(xxiii)	Class C Outstanding Principal	—
(xxiv)	Class D Outstanding Principal	—
(xxv)	Subordinated Swap payments	—

	Total Payments with respect to Payment Date	97,722,269.74
	less collection Account Top Ups (iii) (b) and (xi) (b) above	80,899,021.00

		16,823,248.74

		0.00

AERCO LIMITED

Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	15-Aug-03
Current Calculation Date	11-Aug-03
Previous Payment Date	15-Jul-03
Previous Calculation Date	9-Jul-03

5. Payments on the Notes by Subclass

	Subclass	Subclass	Subclass	Total	Subclass
Floating Rate Notes	A-2	A-3	A-4	Class A	B-1

Applicable LIBOR	1.10688%	1.10688%	1.10688%		1.10688%
Applicable Margin	0.3200%	0.4600%	0.5200%		0.6000%
Applicable Interest Rate	1.42688%	1.56688%	1.62688%		1.70688%
Day Count	Act/360	Act/360	Act/360		Act/360
Actual Number of Days	31	31	31		31
Interest Amount Payable	125,191.84	733,162.73	207,280.16	1,065,634.73	89,556.16
Increase in Step-up Interest Amount Payable in Current Month	NA	235,942.86	NA	235,942.86	NA
Total Step-up Interest Amount Payable to date	NA	1,352,132.33	NA	1,352,132.33	NA

Total Interest Paid	125,191.84	733,162.73	207,280.16	1,065,634.73	89,556.16

Expected Final Payment Date	15-Dec-05	15-Jun-02	15-May-11		15-Jul-13
Excess Amortisation Date	17-Aug-98	15-Feb-06	15-Aug-00		17-Aug-98

Original Balance	290,000,000.00	565,000,000.00	235,000,000.00		85,000,000.00
Opening Outstanding Principal Balance	101,889,488.50	543,382,252.30	147,959,557.46	793,231,298.26	60,930,296.62

Extended Pool Factors	46.51%	100.00%	73.51%		78.44%
Pool Factors	33.29%	100.00%	63.67%		71.34%

Minimum Principal Payment	—	—	—	—	473,051.70
Scheduled Principal Payment	5,325,061.50	—	—	5,325,061.50	—
Supplemental Principal Payment	—	—	—	—	—

Total Principal Distribution Amount	5,325,061.50	—	—	5,325,061.50	473,051.70

Redemption Amount
- amount allocable to principal				—
- amount allocable to premium

Closing Outstanding Principal Balance	96,564,427.00	543,382,252.30	147,959,557.46	787,906,236.75	60,457,244.92

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Subclass	Total	Subclass	Subclass	Total
Floating Rate Notes	B-2	Class B	C-1	C-2	Class C

Applicable LIBOR	1.10688%		1.10688%	1.10688%
Applicable Margin	1.0500%		1.3500%	2.0500%
Applicable Interest Rate	2.15688%		2.45688%	3.15688%
Day Count	Act/360		Act/360	Act/360
Actual Number of Days	31		31	31
Interest Amount Payable	121,953.74	211,509.91	167,636.88	206,571.58	374,208.46
Increase in Step-up Interest Amount Payable in Current Month	NA		NA	NA
Total Step-up Interest Amount Payable to date	NA		NA	NA

Total Interest Paid	121,953.74	211,509.91	167,636.88	206,571.58	374,208.46

Expected Final Payment Date	15-Jun-08		15-Jul-13	15-Jun-08
Excess Amortisation Date	15-Aug-00		17-Aug-98	15-Aug-00

Original Balance	80,000,000.00		85,000,000.00	80,000,000.00
Opening Outstanding Principal Balance	65,661,373.71	126,591,670.33	79,236,710.01	75,989,451.34	155,226,161.35

Extended Pool Factors	97.96%		97.33%	96.75%
Pool Factors	95.75%		91.60%	93.23%

Minimum Principal Payment	196,808.79	669,860.48	—	—	—
Scheduled Principal Payment	—	—	—	—	—
Supplemental Principal Payment	—	—	—	—	—

Total Principal Distribution Amount	196,808.79	669,860.48	—	—	—

Redemption Amount			—	—
- amount allocable to principal			—	—
- amount allocable to premium			—	—

Closing Outstanding Principal Balance	65,464,564.93	125,921,809.85	79,236,710.01	75,989,451.34	155,226,161.35

Fixed Rate Notes	D-2

Applicable Interest Rate	8.50000%
Day count	30 / 360
Number of Days	30
Interest Amount Payable	708,333.33

Total Interest Paid	708,333.33

Expected Final Payment Date	15-Mar-14
Excess Amortisation Date	15-Jul-10

Original Balance	100,000,000.00
Opening Outstanding Principal Balance	100,000,000.00

Extended Pool Factors	100.00%
Expected Pool Factors	100.00%

Extended Amount	—
Expected Pool Factor Amount	—

Surplus Amortisation
Total Principal Distribution Amount	—

Redemption Amount	—
- amount allocable to principal	—
- amount allocable to premium	—

Closing Outstanding Principal Balance	100,000,000.00

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	15-Aug-03
Current Calculation Date	11-Aug-03
Previous Payment Date	15-Jul-03
Previous Calculation Date	9-Jul-03

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period	16-Aug-03
End of Interest Accrual Period	15-Sep-03
Reference Date	9-Sep-03

	A-2	A-3	A-4	B-1	B-2	C-1	C-2

Applicable LIBOR	1.11000%	1.11000%	1.11000%	1.11000%	1.11000%	1.11000%	1.11000%
Applicable Margin	0.3200%	0.4600%	0.5200%	0.6000%	1.0500%	1.3500%	2.0500%
Applicable Interest Rate	1.4300%	1.5700%	1.6300%	1.7100%	2.1600%	2.4600%	3.1600%

Fixed Rate Notes	D-1

Actual Pool Factor	100.00%

7. Payments per $ 1,000 Initial Outstanding Principal Balance of Notes

(a) Floating Rate Notes	A-2	A-3	A-4	B-1	B-2	C-1	C-2

Opening Outstanding Principal Balance	101,889.49	543,382.25	147,959.56	60,930.30	65,661.37	79,236.71	75,989.45
Total Principal Payments	5,325.06	—	—	473.05	196.81	—	—
Closing Outstanding Principal Balance	96,564.43	543,382.25	147,959.56	60,457.24	65,464.56	79,236.71	75,989.45

Total Interest	125.19	733.16	207.28	89.56	121.95	167.64	206.57
Total Premium	0.0000%	0.5000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%

(b) Fixed Rate Notes	D-2

Opening Outstanding Principal Balance	100,000.00
Total Principal Payments	—
Closing Outstanding Principal Balance	100,000.00

Total Interest	708.33
Total Premium	—

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

			July 2000 to	Oct-Dec	Jan-Mar	Apr-Jun	Jul -Sept	Oct - Dec	Jan-Mar	Apr-Jun	July	Aug
			Sept 2001	2001	2002	2002	2002	2002	2003	2003	2003	2003

		CASH COLLECTIONS
		Lease Rentals	217.6	45.4	45.4	46.0	45.9	44.6	45.3	45.4	15.0	14.0
[1]		- Renegotiated Leases	(3.0)	(2.8)	(2.1)	(3.0)	(4.0)	(1.8)	(2.4)	(2.2)	(0.5)	(1.1)
[2]		- Rental Resets	(1.3)	(3.2)	(4.1)	(3.2)	(3.5)	(5.3)	(8.0)	(7.3)	(2.9)	(3.1)
[3]		- Aircraft Sales	—	—	—	—	—	—	—	(0.1)	(0.1)	(0.1)

[4]	sum of [1][3]	Contracted Lease Rentals	213.3	39.4	39.2	39.8	38.4	37.4	34.8	35.8	11.6	9.8

[5]		Movement in Current Arrears Balance	(0.8)	(2.4)	1.4	(0.9)	(2.3)	(0.1)	(2.3)	(2.5)	0.3	0.6
		less Net Stress-related Costs
[6]		- Bad Debts	—	—	—	—	—	—	—	—	(1.1)
[7]		- Security Deposits Drawn Down	0.5	—	—	—	—	—	—	—	0.3
[8]		- Restructured Arrears	0.7	0.1	(1.3)	(0.4)	0.6	0.4	0.3	0.2	—	—
[9]		- AOG	(4.3)	(1.5)	(0.4)	—	—	(0.8)	(1.4)	(1.8)	(0.4)	—
[10]		- Other Leasing Income	—		—	—	—	—	—	—	—
[11]		- Repossession Costs	(0.3)		—	—	—	(0.1)	—	(0.5)	—

[12]	sum of [6][11]	sub-total	(3.4)	(1.4)	(1.7)	(0.4)	0.6	(0.5)	(1.1)	(2.1)	(1.2)	—

[13]	[4]+[5]+[12]	Net Lease Rentals	209.1	35.6	38.9	38.5	36.7	36.9	31.4	31.2	10.7	10.4

[14]		Interest Earned	5.8	0.8	0.4	0.4	0.3	0.2	0.3	0.3	0.1	0.1

[15]		Drawings from Expense Account

		Maintenance Receipts	22.6	4.5	3.6	6.1	4.9	5.5	3.7	3.4	2.8	2.6
		Maintenance Payments	(11.8)	(1.8)	(3.9)	(10.1)	—	(1.6)	(3.1)	(5.4)	(2.7)	—

[15]		Net Maintenance	10.8	2.7	(0.3)	(4.0)	4.9	3.9	0.6	(2.0)	0.1	2.6

[16]	sum of [13][15]	Total Cash Collections	225.7	39.1	39.0	34.9	41.9	41.0	32.3	29.6	10.9	13.1

		CASH EXPENSES
		Aircraft Operating Expenses
[17]		- Insurance	(0.1)	—	—	(0.3)	—	(0.1)	—	—		(0.6)
[18]		- Re-leasing and other overheads	(7.5)	(0.7)	(0.4)	(1.4)	(0.8)	(1.7)	(0.8)	(2.2)	(0.1)	(0.3)

[19]	[17]+[18]	subtotal	(7.6)	(0.7)	(0.4)	(1.7)	(0.8)	(1.8)	(0.8)	(2.2)	(0.1)	(0.9)

		SG&A Expenses
[20]		Aircraft Servicer Fees
		- Retainer Fee	(1.6)	(0.4)	(0.3)	(0.7)	(0.7)	0.1	(0.4)	(0.3)	(0.1)	(0.1)
		- Rent Collected Fee	(1.9)	(0.4)	(0.4)	(0.7)	(0.9)	0.3	(0.4)	(0.3)	(0.1)	(0.1)
		- Previous Servicer Fees	(1.8)	—	—	—	—	—	—

[21]		sub-total	(5.3)	(0.8)	(0.7)	(1.3)	(1.6)	0.4	(0.8)	(0.6)	(0.2)	(0.2)
[22]		Other Servicer Fees	(13.1)	(0.4)	(1.2)	(0.9)	(1.1)	(2.7)	(0.5)	(0.6)	(0.6)	(0.2)

[23]	[21]+[22]	subtotal	(18.4)	(1.2)	(1.9)	(2.3)	(2.7)	(2.3)	(1.3)	(1.2)	(0.8)	(0.4)

[24]	[20]+[23]	Total Cash Expenses	(26.0)	(1.9)	(2.3)	(4.0)	(3.5)	(4.1)	(2.1)	(3.4)	(0.9)	(1.3)

		NET CASH COLLECTIONS
[25]	[17]	Total Cash Collections	225.7	39.1	39.0	34.9	41.9	41.0	32.3	29.6	10.9	13.1
[26]	[24]	Total Cash Expenses	(26.0)	(1.9)	(2.3)	(4.0)	(3.5)	(4.1)	(2.1)	(3.4)	(0.9)	(1.3)
[27]		Movement in Expense Account	6.0	1.2	0.3	1.2	—	0.3	1.5	—	—	—
[28]		Interest Payments	(111.6)	(12.0)	(9.3)	(9.5)	(10.2)	(9.4)	(8.6)	(7.4)	(2.3)	(2.4)
[29]		Swap Payments	(12.1)	(9.3)	(10.7)	(10.5)	(10.9)	(10.5)	(11.0)	(10.0)	(3.2)	(3.5)
[30]		Proceeds from sale of aircraft	50.5	—	—	—	—	—	—	3.4	—	—
[31]		Refinancing Costs	—	—	—	—	—	—	—	—	—	—

[32]	sum of [25]....[31]	TOTAL	132.5	17.1	17.0	12.1	17.3	17.3	12.2	12.2	4.5	5.9

[33]		PRINCIPAL PAYMENTS
		subclass A	115.6	14.4	14.4	9.1	14.4	13.7	10.1	9.6	3.9	5.3
		subclass B	14.8	1.8	1.7	1.8	1.7	2.0	1.2	2.6	0.6	0.6
		subclass C	2.1	0.9	0.9	1.2	1.2	1.6	0.9	—
		subclass D	—	—	—	—	—	—		—

		Total	132.5	17.1	17.0	12.1	17.3	17.2	12.2	12.2	4.5	5.9

		Debt Balances
		subclass A	882.8	868.4	984.0	844.9	830.5	816.8	806.7	797.1	793.2	787.9
		subclass B	140.0	138.2	153.1	134.7	133.0	131.0	129.8	127.2	126.6	126.0
		subclass C	162.0	161.1	163.2	158.9	157.7	156.1	155.2	155.2	155.2	155.2
		subclass D	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

		TOTAL	1,284.8	1,267.7	1,250.7	1,238.5	1,221.2	1,204.0	1,191.7	1,179.5	1,175.0	1,169.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

			All amounts in millions of US dollars unless otherwise stated			Dollar amounts expressed as a percentage 2000 Base Case Lease Rentals

			Cumulative to Date *Adjusted			Cumulative to Date *Adjusted base

			Actual	base case	Variance	Actual	base case	Variance

		CASH COLLECTIONS
		Lease Rentals	564.6	564.6	(0.0)	100.0%	100.0%	0.0%
[1]		- Renegotiated Leases	(22.9)	—	(22.9)	(4.1%)	0.0%	(4.1%)
[2]		- Rental Resets	(42.0)	—	(42.0)	(7.4%)	0.0%	(7.4%)
[3]		- Aircraft Sales	(0.3)	—	(0.3)	1.3%	0.0%	1.3%

[4]	sum of [1]....[3]	Contracted Lease Rentals	499.4	564.6	(64.9)	88.5%	100.0%	(11.5%)

[5]		Movement in Current Arrears Balance	(9.0)	—	(9.0)	(1.6%)	0.0%	(1.6%)
		less Net Stress-related Costs
[6]		- Bad Debts	(1.1)	(5.7)	4.6	(0.2%)	(1.0%)	0.8%
[7]		- Security Deposits Drawn Down	0.8	—	0.8	0.1%	0.0%	0.1%
[8]		- Restructured Arrears	0.6	3.2	(2.6)	0.1%	0.6%	(0.5%)
[9]		- AOG	(10.6)	(23.8)	13.2	(1.9%)	(4.2%)	2.3%
[10]		- Other Leasing Income	—	—	—	0.0%	0.0%	0.0%
[11]		- Repossession Costs	(0.9)	(4.5)	3.6	(0.2%)	(0.8%)	0.6%

[12]	sum of [6]....[11]	sub-total	(11.2)	(30.8)	19.6	(2.0%)	(5.5%)	3.5%

[13]	[4]+[5]+[12]	Net Lease Rentals	479.2	533.8	(54.6)	84.9%	94.5%	(9.7%)

[14]		Interest Earned	8.7	11.3	(2.6)	1.5%	2.0%	(0.5%)

[15]		Drawings from Expense Account	—	—	—	0.0%	0.0%	0.0%

		Maintenance Receipts	59.7	—	59.7	10.6%	0.0%	10.6%
		Maintenance Payments	(40.3)	—	(40.3)	(7.1%)	0.0%	(7.1%)

[15]		Net Maintenance	19.4	—	19.4	3.4%	0.0%	3.4%

[16]	sum of [13]....[15]	Total Cash Collections	507.3	545.1	(37.8)	89.9%	96.5%	(6.7%)

		CASH EXPENSES
		Aircraft Operating Expenses
[17]		- Insurance	(1.1)	—	(1.1)	(0.2%)	0.0%	(0.2%)
[18]		- Re-leasing and other overheads	(15.9)	(17.1)	1.2	(2.8%)	(3.0%)	0.2%

[19]	[17]+[18]	subtotal	(17.0)	(17.1)	0.1	(3.0%)	(3.0%)	0.0%

		SG&A Expenses
[20]		Aircraft Servicer Fees
		- Retainer Fee	(4.5)	(4.6)	0.1	(0.8%)	(0.8%)	0.0%
		- Rent Collected Fee	(4.9)	(5.3)	0.4	(0.9%)	(0.9%)	0.1%
		- Previous Servicer Fees	(1.8)	—	(1.8)	(0.3%)	0.0%	(0.3%)

[21]		sub-total	(11.1)	(9.9)	(1.2)	(2.0%)	(1.8%)	(0.2%)

[22]		Other Servicer Fees	(21.3)	(12.4)	(8.9)	(3.8%)	(2.2%)	(1.6%)

[23]	[21]+[22]	subtotal	(32.5)	(22.3)	(10.2)	(5.7%)	(3.9%)	(1.8%)

[24]	[20]+[23]	Total Cash Expenses	(49.5)	(39.4)	(10.1)	(8.8%)	(7.0%)	(1.8%)

		NET CASH COLLECTIONS
[25]	[17]	Total Cash Collections	507.5	545.1	(37.6)	89.9%	96.5%	(6.7%)
[26]	[24]	Total Cash Expenses	(49.5)	(39.4)	(10.1)	(8.8%)	(7.0%)	(1.8%)
[27]		Movement in Expense Account	10.5	—	10.5	1.9%	0.0%	1.9%
[28]		Interest Payments	(182.7)	(300.8)	118.1	(32.4%)	(53.3%)	20.9%
[29]		Swap Payments	(91.7)	5.1	(96.8)	(16.2%)	0.9%	(17.1%)
[30]		Proceeds from sale of aircraft	53.9	51.1	2.8	9.5%	9.1%	0.5%
[31]		Refinancing Costs	—	(2.3)	2.3	0.0%	(0.4%)	0.4%

[32]	sum of [25]....[31]	TOTAL	248.1	258.8	(10.7)	43.9%	45.8%	(1.9%)

[33]		PRINCIPAL PAYMENTS
		subclass A	210.5	217.6	(7.1)	37.3%	38.5%	(1.3%)
		subclass B	28.8	28.9	(0.1)	5.1%	5.1%	(0.0%)
		subclass C	8.8	12.3	(3.5)	1.6%	2.2%	(0.6%)
		subclass D	—	—	—	0.0%	0.0%	0.0%

		Total	248.1	258.8	(10.7)	43.9%	45.8%	(1.9%)

		Debt Balances
		subclass A	787.9	780.8	7.1
		subclass B	126.0	125.9	0.1
		subclass C	155.2	151.8	3.4
		subclass D	100.0	100.0	—

		TOTAL	1,169.1	1,158.4	10.7

•	Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Note:		Report Line Name	Description

CASH COLLECTIONS
		Lease Rentals	Assumptions per the July 2000 Prospectus adjusted for aircraft sales
[1]		- Renegotiated Leases	Change in contracted rental cash flow caused by a renegotiated lease
[2]		- Rental Resets	Re-leasing events where new lease rate deviated from the 2000 Base Case
[3]		- Aircraft Sales	Lease revenue on aircraft that are sold
[4]	sum of [1]...[3]	Contracted Lease Rentals	Current Contracted Lease Rentals due as at the latest Calculation Date

[5]		Movement in Current Arrears Balance	Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad debts less Net Stress related Costs
[6]		- Bad debts	Arrears owed by former lessees and deemed irrecoverable.
[7]		- Security deposits drawn down	Security deposits received following a lesse default
[8]		- Restructured arrears
[9]		- AOG	Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]		- Other Leasing Income	Includes lease termination payments, rental guarantees and late payments charges
[11]		- Repossession	Legal and technical costs incurred in repossessing aircraft.
[12]	sum of [6]...[11]	sub-total

[13]	[4]+[5]+[12]	Net Lease Rentals	Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs
[14]		Interest Earned	Interest earned on monthly cash balances
[15]		Net Maintenance	Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]	sum of [13]...[15]	Total Cash Collections	Net Lease Rentals + Interest Earned + Net Maintenance

CASH EXPENSES
		Aircraft Operating Expenses	All operational costs related to the leasing of aircraft.
[17]		- Insurance	Premium for contingent insurance policies
[18]		- Re-leasing and other	Costs associated transferring an aircraft from one lessee to another
[19]	[17]+[18]	subtotal

SG&A Expenses
[20]		Aircraft Servicer Fees	Monthly and annual fees paid to Aircraft Servicer
		- Base Fee	Fixed amount per month per aircraft
		- Rent Contracted Fee	1.00% of rental contracted for the month
		- Rent Collected Fee	1.25% of rental received for the month
		- Previous Servicer Fees	Fees paid to the previous Servicer of AerCo
[21]	[20]	subtotal
[22]		Other Servicer Fees	Administrative Agent, trustee and professional fees paid to other service providers.
[23]	[21]+[22]	subtotal

[24]	[19]+[23]	Total Cash Expenses	Aircraft Operating Expenses + SG&A Expenses

NET CASH COLLECTIONS
[25]	[16]	Total Cash Collections	line 16 above
[26]	[24]	Total Cash Expenses	line 24 above
[27]		Movement in Expense Account	Movement in Expense Account
[28]		Interest Payments	Interest paid on all outstanding debt
[29]		Swap payments	Net swap payments (paid) /received
[30]		Proceeds from Aircraft Sales	Proceeds, net of fees and expenses, from the sale of aircraft
[31]	sum of [25]...[30]	Exceptional Items	Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
TOTAL

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

					2000
		Coverage Ratios	Closing	Actual	*Adjusted Base Case

		Net Cash Collections		248.1	258.8
		Add Back Interest		182.7	300.8
		Add Back Swap Payments		91.7	(5.1)
a		Net Cash Collections		522.5	554.5

b		Swaps		91.7	(5.1)
c		Class A Interest		103.1	190.5
d		Class A Minimum		30.5	37.9
e		Class B Interest		17.9	31.9
f		Class B Minimum		12.9	9.3
g		Class C Interest		24.5	41.0
h		Class C Minimum		—	—
I		Class D Interest		26.2	26.2
j		Class D Minimum		—	—
k		Class A Scheduled		23.6	—
l		Class B Scheduled		15.4	19.6
m		Class C Scheduled		8.8	12.3
n		Class D Scheduled		—	—
o		Permited Aircraft Modifications		—	—
p		Step Up Interest		1.9	—
q		Class A Supplemental		156.4	179.7
		Class E Interest		9.1	11.2
		Class B Supplemental		0.5	—

		Total		522.5	554.5

	[1]	Interest Coverage Ratio
		Class A		2.68	2.99	= a / (b+c)
		Class B		2.15	2.17	= a / (b+c+d+e)
		Class C		1.86	1.82	= a / (b+c+d+e+f+g)
		Class D		1.70	1.67	= a / (b+c+d+e+f+g+h+i)
	[2]	Debt Coverage Ratio
		Class A		1.58	1.67	= a / (b+c+d+e+f+g+h+i+ j+k)
		Class B		1.51	1.58	= a / (b+c+d+e+f+g+h+i+j+k+l)
		Class C		1.47	1.53	= a / (b+c+d+e+f+g+h+i+j+k+l+m)
		Class D		1.47	1.53	= a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

	Loan-to-Value Ratios
		2000 Base Case		Actual		2000 *Adjusted Base Case
		17-Jul-00		15-Aug-03		15-Aug-03

[3]	Assumed Portfolio Value	1,566.7		1,265.5		1,265.5
	Adjusted Portfolio Value (105%)			1,207.1
	Liquidity Reserve Amount Cash	65.0		65.0		65.0
	- Accrued Expenses	5.0		5.0		5.0
	- Security Deposits	22.4		15.9		22.4

	subtotal cash	92.4		85.9		92.4
	Letters of Credit	—		—		—

	Total Liquidity Reserve	92.4		85.9		92.4

[4]	Total Asset Value	1,659.1		1,351.4		1,357.9

	Note Balance
	Class A	998.4	60.2%	787.9	58.3%	780.8	57.5%
	Class B	154.8	69.5%	126.0	67.6%	125.9	66.8%
	Class C	164.1	79.4%	155.2	79.1%	151.8	77.9%
	Class D	100.0	85.4%	100.0	86.5%	100.0	85.3%

	Total	1,417.3		1,169.1		1,158.5

*	Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

Item 24

POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson

G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell

Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters

Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon

M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 9 August 2002	/s/ Sean Brennan

Sean Brennan

	Witness:	Marian Kennedy